NEWS RELEASE
TSX Venture Exchange Symbol: SNV	November 28, 2005

SONIC ANNOUNCES CONVERTIBLE DEBENTURE

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced that the Company has agreed to conduct a private placement of up to $2,000,000 of convertible debentures to certain investors, including insiders of the Company. The debentures will have a 24 month term and bear interest at a rate of 12% per annum paid quarterly in arrears. Debenture holders will be entitled to convert their debentures into common shares of the Company at a price of $2.00 per Share during the first 12 months and at a price of $2.20 per Share thereafter. Additionally, the Debentures contain a mandatory conversion feature whereby the debentures will be automatically converted into common shares if Sonic’s Closing share price on the TSX Venture Exchange averages $3.00 or more over 20 consecutive trading days in the first 12 months or $3.30 thereafter. There are also provisions in the Debentures that allow for Sonic to elect for early repayment of the Debentures (if not previously converted) anytime after 3 months from Closing.

As part of the private placement, the Company will also issue one warrant for each $2.00 investment in the Debentures (to a maximum of 1,000,000 warrants). The warrants will have a two year term and be exercisable at a price of $2.00 during the first 12 months following closing and at a price of $2.20 following the initial 12 month period.

The proceeds of the private placement will be used to pay amounts due in connection with the acquisition of Terra-Kleen and for general working capital. The private placement is subject to approval by the TSX Venture Exchange.

About Sonic Environmental Solutions Inc.
The Company is developing and commercializing improved process technologies based on a proprietary sonic generator technology. The Company’s first environmental Sonoprocess™ extracts and destroys polychlorinated biphenyls (PCB) and similar contaminants in soils and other waste streams. The Company has developed this PCB Sonoprocess™ to full commercial scale and an operating facility is currently deployed in the clean up of a contaminated site in Delta, BC. The Company is developing marketing and operating partnerships with established environmental and waste management companies. The PCB Sonoprocess™ is a mobile treatment facility which allows on-site treatment or deployment at regional permitted receiving centres. The Company is certified under ISO 14001 and OHSAS 18001 for existing environmental operations.

About Terra-Kleen Technology
Terra-Kleen Response Group Inc. has developed a patented passive solvent extraction technology which it has successfully operated in the USA and has licenced in other countries. The technology is complimentary to Sonic’s active extraction and destruction Sonoprocess™. Passive extraction systems are less compact and require less material handling and preparation. The Terra-Kleen passive extraction system can be integrated with the destruction stage of the Company’s PCB Sonoprocess™ to provide a full mobile treatment solution. The Company expects to complete the acquisition of Terra-Kleen and proceed immediately to fully integrate the technologies and operations.

About Sonoprocess™ Technology
The Company has proven the commercial scale viability of Sonoprocess™ applications in the PCB Sonoprocess™ where the core sonic generator technology has been successfully engineered and operated for an extended period. The Company intends to develop other Sonoprocess™ applications for environmental treatment, waste treatment, resource recovery and processing, and industrial feedstock production.

This does not constitute an offer of securities for sale in the United States. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available.

For more information, please contact Adam R. Sumel, Chief Executive Officer or Laura Byspalko, Public Relations Manager, at Tel: 604-736-2552 or Email: info@sesi.ca. Visit our web site at www.SonicEnvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.